                                                                      EXHIBIT 13


SUBSCRIPTION AGREEMENT

Subscription Agreement dated February 10, 1988 between Cowen Funds, Inc., a Maryland corporation (the "Fund"), and Cowen & Company, a New York Limited Partnership ("Cowen").

WHEREAS, the Fund is an investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, the Fund proposes to issue and sell its common stock (the "Common Stock") to the public pursuant to a Registration Statement on Form N-1A (the "Registration Statement") filed with the Securities and Exchange Commission; and

WHEREAS, Section 14(a) of the 1940 Act requires registered investment companies to have a net worth of at least $100,000 before making a public offering of its securities;

NOW, THEREFORE, the Fund and Cowen agree as follows:

1. The Fund offers to sell to Cowen, and Cowen agrees to purchase from the Fund, shares of the Common Stock (the "Shares"), consisting of 10,000 Shares of Cowen Opportunity Fund and 1,000 Shares of Cowen Special Value Fund, at a price of $10.00 per Share on a date, to be specified by the Fund, prior to the effective date of the Registration Statement.

2. Cowen represents and warrants to the Fund that Cowen is acquiring the Shares for investment and not with a view to resale or further distribution of the Shares.

3. Cowen's right under this Subscription Agreement to purchase the Shares is not assignable.

IN WITNESS WHEREOF, the Fund and Cowen have caused their duly authorized officers to execute this Subscription Agreement as of the date first above written.

COWEN FUNDS, INC.

By: /s/ Joseph M. Cohen, Chairman of the Board

COWEN & COMPANY

By: /s/ Joseph M. Cohen, General Partner